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                            April 10, 2024

       Ismini Panagiotidi
       Chief Executive Officer
       Icon Energy Corp.
       17th km National Road
       Athens-Lamia & Foinikos Str.
       14564, Nea Kifissia
       Athens, Greece

                                                        Re: Icon Energy Corp.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted April 1,
2024
                                                            CIK No. 0001995574

       Dear Ismini Panagiotidi:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 8, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Description of Capital Stock, page 79

   1. Please revise to disclose provisions set forth in your amended and restated articles of incorporation regarding
business combinations with interested shareholders. In addition, we note your disclosure
that your amended and restated articles of incorporation and your amended and restated
bylaws provide that, unless otherwise prescribed by law, only a majority of your Board
or the chairman of your Board may call special meetings of your shareholders. However,
this does not appear to be consistent with Section 5.3 of your form of amended and restated
articles of incorporation filed as Exhibit 3.1. Please revise.
 Ismini Panagiotidi
Icon Energy Corp.
April 10, 2024
Page 2
2. We note your disclosure regarding the exclusive forum provision set forth in your amended and restated articles of incorporation, including your disclosure that your amended and restated articles of incorporation provide that, unless you consent in writing to the selection of an alternative forum, the United States District Court for the Southern
      District of New York (or, if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the sole and exclusive forum for claims that would be subject to federal or state jurisdiction pursuant to the Securities Act or Exchange Act, as applicable. We also note that the federal forum selection provision in
      Section 7.2 of your form of amended and restated articles of incorporation filed as Exhibit
      3.1 selects the United States District Court for the Southern District of New York (or if
      such court does not have jurisdiction over such claim, any other federal district court of
      the United States)    after giving effect to Section 7.1,    which
selects the High Court of the
      Republic of the Marshall Islands for certain claims. Please revise your prospectus disclosure to clarify whether your exclusive forum provision selects the United States
      District Court for the Southern District of New York (or if such court does not have jurisdiction over such claim, any other federal district court of the United States) for actions arising under the Securities Act or the Exchange Act. In addition, please ensure that your exclusive forum provision in your amended and restated articles of incorporation is consistent with such revised disclosure.
       Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameIsmini Panagiotidi
                                                            Division of
Corporation Finance
Comapany NameIcon Energy Corp.
                                                            Office of Energy &
Transportation
April 10, 2024 Page 2
cc:       Filana Silberberg
FirstName LastName